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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 3⁄468⁄68

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01-01-2007___ AND ENDING ___12-31-2007___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Financial Plus, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___2017 St. John Ave. Suite A.___
(No. and Street)

Dyersburg	Tennessee	38024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   J. Thomas Hopper   731-285-8880
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Alexander Thompson Arnold PLLC___
(Name – *if individual, state last, first, middle name*)

185 N. Church St.	Dyersburg	TN	38024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 20 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY	

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____J. Thomas Hopper_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___First Citizens Financial Plus, Inc._____ , as of ___December 31_____ , 20 _07____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President

Title

_____

Notary Public

EXPIRATION DATE 03-19-2011

This report ** contains (check all applicable boxes):
- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Certified Public Accountants

ALEXANDER THOMPSON ARNOLD
PLLC

185 N. Church Street   Telephone: (731) 285-7900
Dyersburg, TN 38024   (800) 608-5612
                             Fax: (731) 285-6221

Members of:
American Institute of Certified Public Accountants
Governmental Audit Quality Center – AICPA
Tennessee Society of Certified Public Accountants
Center for Public Company Audit Firms
Employee Benefit Plan Audit Quality Center – AICPA

www.atacpa.net

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
105

February 22, 2008

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

Members of the Board:

We have recently completed our annual audit of the financial statements of First Citizens Financial Plus, Inc., for the year ended December 31, 2007, and we have submitted our report of that examination dated February 22, 2008. During our audit, we reviewed general operations and internal controls in effect. We have concluded that internal controls are adequate for the protection of the Company's assets and to insure the accurate recording of its transactions.

We appreciate the cooperation of bank personnel during our engagement, and we look forward to serving you again in the future.

Alexander Thompson Arnold PLLC

Dyersburg, TN   Milan, TN
Fulton, KY   McKenzie, TN
Henderson, TN   Paris, TN
Jackson, TN   Trenton, TN
Martin, TN   Union City, TN

FIRST CITIZENS FINANCIAL PLUS, INC.

FINANCIAL STATEMENTS

December 31, 2007 and 2006

FIRST CITIZENS FINANCIAL PLUS, INC.

TABLE OF CONTENTS



ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants

185 N. Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

Members of:
American Institute of Certified Public Accountants
Governmental Audit Quality Center – AICPA
Tennessee Society of Certified Public Accountants
Center for Public Company Audit Firms
Employee Benefit Plan Audit Quality Center – AICPA

www.atacpa.net

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the accompanying statements of financial condition of First Citizens Financial Plus, Inc., (the Company) as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinate to general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Financial Plus, Inc., as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 22, 2008

Dyersburg, TN
Fulton, KY
Henderson, TN
Jackson, TN
Martin, TN

Milan, TN
McKenzie, TN
Paris, TN
Trenton, TN
Union City, TN

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 208,608	$ 33,984
Certificates of deposit	901,062	805,211
Accrued interest receivable	6,866	12,203
Other assets		6,998
Prepaid expense	12,350	22,023
Commissions receivable	103,670	42,387
Total Current Assets	1,232,556	922,806
Fixed Assets		
Furniture and equipment, net	99,289	120,330
TOTAL ASSETS	**$ 1,331,845**	**$ 1,043,136**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued taxes	$ 20,865	$
Accrued rent		7,704
Accrued commissions	39,885	20,593
Other liabilities	73,988	44,026
Total Current Liabilities	134,738	72,323
Stockholders' Equity		
Capital stock, $250 par value - 1,000 shares authorized; 807 shares issued and outstanding in 2007 and 2006	201,750	201,750
Additional paid-in capital	280,000	280,000
Retained earnings	715,357	489,063
Total Stockholders' Equity	1,197,107	970,813
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,331,845**	**$ 1,043,136**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2007 and 2006

	2007	2006
Income		
Commissions earned	$ 1,565,362	$ 1,357,103
Miscellaneous	43,383	405
Interest income	45,708	34,474
Total Income	1,654,453	1,391,982
Expenses		
Regulatory costs	26,499	18,814
Advertising	42,085	35,018
Commissions	477,732	400,042
Salaries and employee benefits	505,618	478,403
Fees	17,471	18,440
Telephone expenses	11,698	14,099
Affiliation fees	49,254	62,927
Bonding insurance	1,082	1,082
Computer services	26,955	19,616
Professional services	9,426	12,332
Rent	29,904	29,904
Repair and maintenance	13,132	10,202
Travel and seminars	8,089	7,157
Dues and subscriptions	8,404	2,717
Freight	1,196	749
Supplies	9,263	8,113
Depreciation	21,041	24,894
Postage	4,055	5,213
Utilities	9,362	9,050
Other expenses	3,031	7,478
Total Expenses	1,275,297	1,166,250
Net income before income taxes	379,156	225,732
Provision for income tax expense	152,862	86,078
Net Income	**$ 226,294**	**$ 139,654**
Earnings per share	**$ 280.41**	**$ 173.05**
Weighted average shares outstanding	**807**	**807**

See accompanying notes to the financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2007 and 2006

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2006	$ 201,750	$ 280,000	$ 349,409	$ 831,159
Comprehensive income				
Net income			139,654	139,654
Balance - December 31, 2006	201,750	280,000	489,063	970,813
Comprehensive income				
Net income			226,294	226,294
Balance - December 31, 2007	$ 201,750	$ 280,000	$ 715,357	$ 1,197,107

See accompanying notes to the financial statements.

4

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATE TO GENERAL CREDITORS
Years Ended December 31, 2007 and 2006

	2007	2006
Total Liabilities	$ 134,738	$ 72,323
Liabilities Subordinate to General Creditors	$	

See accompanying notes to the financial statements.

5

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007 and 2006

	2007	2006
Operating Activities		
Net income	$ 226,294	$ 139,654
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Provision for depreciation	21,041	24,894
Decrease in other assets	6,998	(6,998)
Decrease in prepaid expenses	9,673	2,395
Decrease in accrued interest receivable	5,337	(4,074)
Increase in commissions receivable	(61,283)	11,685
Increase in current liabilities	62,415	(53,848)
NET CASH PROVIDED BY		
OPERATING ACTIVITIES	270,475	113,708
Investing Activities		
Purchase of fixed assets		(8,760)
Investment in certificates of deposit	(95,851)	(231,981)
NET CASH USED BY		
INVESTING ACTIVITIES	(95,851)	(240,741)
INCREASE (DECREASE) IN CASH		
AND CASH EQUIVALENTS	174,624	(127,033)
Cash and cash equivalents at beginning of year	33,984	161,017
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 208,608	$ 33,984
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$ 125,000	$ 93,000

See accompanying notes to the financial statements.

Note 1 - Summary of Significant Accounting and Reporting Policies

The accounting and reporting policies of First Citizens Financial Plus, Inc., conform to generally accepted accounting principles and are summarized as follows:

Organization

The Company was chartered on January 28, 1985, in the State of Tennessee as a wholly owned subsidiary of First Citizens National Bank, Dyersburg, Tennessee. The Company began operations on June 3, 1985.

Nature of Operations

The Company provides securities, brokerage services, and investment advice to customers, primarily located in the West Tennessee area.

Basis of Accounting

The financial statements of the Company are presented using the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank and money market savings with a maturity date of less than ninety days.

Fixed Assets

Fixed assets of the Company are recorded at cost and are depreciated over their estimated useful lives utilizing the straight-line method.

Advertising Costs

Advertising costs are expensed as incurred.

Note 2 - Income Taxes

First Citizens Financial Plus, Inc., files consolidated federal and state corporation income tax returns with its parent company and records as provision for income tax its proportionate share of the consolidated taxes.

As of December 31, 2007, the financial statement and tax basis of assets and liabilities of First Citizens Financial Plus, Inc., are the same, and as a result, no deferred tax assets or liabilities exist.

Note 3 - Fixed Assets

Fixed assets used in the ordinary course of business are summarized as follows:

	2007	2006
Furniture and equipment	$ 268,129	$ 268,129
Less: accumulated depreciation	168,840	147,799
	$ 99,289	$ 120,330

Note 4 - Broker/Dealer

In late December, 1988, First Citizens Financial Plus, Inc., was accepted as a member with the National Association of Securities Dealers (NASD) and was granted registration as a broker/dealer with the State of Tennessee.

Note 5 - Securities Information Center

As required by the Securities Exchange Commission Act of 1934, under Rule X-17-F-la, First Citizens Financial Plus, Inc., is registered with the Securities Information Center. As of December 31, 2007, the Company is in good standing with the Securities Information Center.

Note 6 - Employee Stock Ownership Plan

The employees of First Citizens Financial Plus, Inc., participate in the Employee Stock Ownership Plan and 401K Plan sponsored by the parent company, First Citizens National Bank. The contributions for the years ended December 31, 2007 and 2006 were $74,010 and $64,993, respectively.

Note 7 - Significant Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of December 31, 2007, First Citizens Financial Plus, Inc. had deposits in the amount of $112,946 that were not insured.

Note 8 - Obligation of Lease Payable

Beginning July 1, 2005, First Citizens National Bank, the parent company of First Citizens Financial Plus, Inc., entered into a 5 year lease agreement for office space for First Citizens Financial Plus, Inc., which is located at 2017 St. John Street, Dyersburg, Tennessee. First Citizens National Bank will pay $1,850 per month for the entire term of the lease and the rent shall be prorated for any partial month. After five years First Citizens National Bank will have the option to renew the lease for an additional 5 year period at the same rental amount, then the lease agreement can be renewed for an additional five years for a rental fee of $2,460 per month commencing on July 1, 2015.

Future lease payments are as follows:

2008	$ 22,200
2009	22,200
2010	22,200
2011	22,200
2012	22,200
	$ 111,000

Note 9 – Related Party Transaction

During the year ended December 31, 2005, First Citizens Financial Plus, Inc., entered into a lease agreement for office space with two members of the Board of Directors.

Details of the agreement are in Note 8.

Note 10 – NASD Consolidation Member Payment

Included in miscellaneous income on the Statements of Income for the year ended December 31, 2007 is a one-time NASD consolidation member payment of $35,000.

FIRST CITIZENS FINANCIAL PLUS, INC.
SUPPLEMENTARY INFORMATION
December 31, 2007 and 2006

	2007	2006
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory		
Net Capital		
Total Stockholders' Equity	$ 1,197,107	$ 970,813
Net Capital Requirement -		
Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 1,147,107**	**$ 920,813**
Aggregate Indebtedness		
Accrued liabilities	$ 134,738	$ 72,323
Total Indebtedness	**$ 134,738**	**$ 72,323**
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Broker/Dealer - Note 4		
Net Capital		
Total Stockholders' Equity	$ 1,197,107	$ 970,813
Less: adjustment for non-allowable items:		
Other assets	23,082	34,769
Furniture and fixtures	99,289	120,330
Haircuts on securities	5,863	3,175
Net Capital	1,068,873	812,539
Net Capital Requirement -		
Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 1,018,873**	**$ 762,539**
Reconciliation of Net Capital as reported on unaudited FOCUS Part II A Filing and Net Capital as shown above:		
Net capital per Part II A Filing	$ 1,068,873	$ 812,539
Net Capital	**$ 1,068,873**	**$ 812,539**
Aggregate Indebtedness		
Accrued liabilities	$ 134,738	$ 72,323
Ratio: Aggregate Indebtedness/Net Capital	12.61%	8.90%

See independent auditors' report.



ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

185 N. Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

Members of:
American Institute of Certified Public Accountants
Governmental Audit Quality Center – AICPA
Tennessee Society of Certified Public Accountants
Center for Public Company Audit Firms
Employee Benefit Plan Audit Quality Center – AICPA

www.atacpa.net

REPORT ON INTERNAL CONTROL

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

In planning and performing our audit of the financial statements of First Citizens Financial Plus, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Dyersburg, TN	Milan, TN
Fulton, KY	McKenzie, TN
Henderson, TN	Paris, TN
Jackson, TN	Trenton, TN
Martin, TN	Union City, TN

11

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 22, 2008

12

